EXHIBIT 99.1

POET Technologies Reports Third Quarter 2025 Financial Results

TORONTO, Nov. 13, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of Photonic Integrated Circuits (PICs), light sources and optical modules for the AI and data center markets, today reported its unaudited condensed consolidated financial results for the third quarter ended September 30, 2025. The Company’s financial results as well as the Management Discussion and Analysis have been filed on SEDAR+. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

Management Commentary:

“The third quarter of 2025 demonstrated continued progress toward commercialization of our optical engine and light source products. The placement of two successive initial production orders from two key customers valued at over $5.6 million is the beginning of a revenue ramp which we expect to increase steadily throughout 2026,” said Dr. Suresh Venkatesan, Chairman & CEO of POET Technologies.

“The introduction of our 1.6T optical receiver, developed in collaboration with Semtech, enhances POET’s product leadership into the highest-performance segments of the AI interconnect market. We are also evolving our light-source product in partnership with Sivers Semiconductors, and expanding into the mobile AI telecom space with NTT Innovative Devices. These engagements form a foundation for accelerated customer adoption and revenue growth in high-volume AI networking solutions.”

“Having developed one of the most flexible, high-performance assembly platforms available in the photonics space today, we are now focused on adding to our Optical Interposer advanced components to produce highly differentiated engines and modules for both high-speed interconnect and light-based chip-to-chip data communication. To support this strategy, we recently closed US$250 million in equity financing from three institutional investors, enabling both internal expansion of development and manufacturing capabilities and inorganic growth through acquisitions.”

Notable Business Highlights:

  Introduced 1.6T optical receivers with Semtech supporting next generation AI clusters and data-center interconnects.
  Advanced POET Starlight light-source strategy through new partnerships with Sivers Semiconductors.
  Entry into the front-haul mobile networking space in collaboration with NTT Innovative Devices.
  Secured a US$5,000,000 initial order for 800G transmit and receive engines, confirming readiness for volume production.
  Successfully completed three rounds of equity financing with three institutional investors at prices ranging from $5.00 to $7.25 per share for gross proceeds of $250,000,000.

Non-IFRS Financial Summary
The Company reported non-recurring engineering (“NRE”) and product revenue of $298,434 in the third quarter of 2025 compared to $3,685 for the same period in 2024 and $268,469 in the second quarter of 2025. Historically the Company provided NRE services to multiple customers for unique projects that are being addressed utilizing the capabilities of the POET Optical Interposer™. The Company only had small product revenue in Q3 2025.

The Company reported a net loss of $9.4 million, or $0.11 per share, in the third quarter of 2025 compared with a net loss of $12.7 million, or $0.20 per share, for the same period in 2024 and a net loss of $17.3 million, or 0.21 per share, in the second quarter of 2025. The net loss in the third quarter of 2025 included research and development costs of $3.7 million compared to $1.8 million for the same period in 2024 and $3.1 million in the second quarter of 2025. Fluctuations in R&D for a Company of this size and this stage of growth is expected on a period-over-period basis as the Company transitions from technology development to product development.

The Company reported non-cash loss in the fair value adjustment to derivative warrant liability of $2.4 million in the third quarter of 2025, compared to a loss of $6.2 million in the same period in 2024 and a loss of $7.5 million in the second quarter of 2025. This non-cash item relates to warrants issued in a foreign currency and is periodically remeasured.

Other non-cash expenses in the third quarter of 2025 included stock-based compensation of $1.9 million and depreciation and amortization of $0.9 million. Non-cash stock-based compensation and depreciation and amortization in the same period of 2024 were $1.5 million and $0.5 million, respectively. First quarter 2025 stock-based compensation and depreciation and amortization were $1.2 million and $0.8 million, respectively. The Company had non-cash finance costs of $31,000 in the third quarter of 2025 compared to non-cash finance costs of $30,000 in the third quarter of 2024 and non-cash costs of $31,000 in the second quarter of 2025.

The Company recognized other income, including interest of $1.0 million in the third quarter of 2025, compared to $0.2 million in the same period in 2024 and $0.5 million in the second quarter of 2025.

Cash flow from operating activities in the third quarter of 2025 was ($2.8) million compared to ($5.5) million in the third quarter of 2024 and ($7.7) million in the second quarter of 2025.

Summary of Financial Performance
The following is a summary of the Company’s operations over the five quarters ending September 30, 2025. This information should be read in conjunction with the Company’s financial statements filed on Sedar + on November 13, 2025.

POET TECHNOLOGIES INC. PROFORMA – NON-IFRS AND IFRS PRESENTATION OF OPERATIONS (All figures are in U.S. Dollars)
For the Quarter ended:	30-Sep-25	30-Jun-25	31-Mar-25	31-Dec-24	30-Sep-24

Revenue	298,434	268,469	166,760	29,032	3,685
Research and development	(3,735,703)	(3,150,044)	(4,360,192)	(3,437,683)	(1,765,481)
Depreciation and amortization	(892,704)	(792,814)	(726,868)	(475,281)	(525,955)
Professional fees	(371,413)	(562,583)	(276,184)	(679,156)	(480,871)
Wages and benefits	(675,306)	(1,042,380)	(2,123,274)	(758,883)	(667,963)
Loss on acquisition of 24.8% of SPX	-	-	-	(6,852,687)	-
Stock-based compensation	(1,864,589)	(1,165,482)	(841,793)	(1,404,995)	(1,525,131)
General expenses and rent	(497,118)	(1,009,778)	(898,056)	(474,937)	(465,448)
Finance advisory fees	(1,816,272)	(1,302,464)	(476,802)	(4,239,831)	(1,319,392)
Derivative liability adjustment	(2,414,223)	(7,559,991)	15,382,971	(12,444,661)	(6,179,836)
Interest expense	(31,429)	(30,925)	(32,786)	(31,605)	(30,482)
Other (income), including interest	989,007	533,308	527,782	511,448	216,337
Unrealized foreign exchange loss	1,641,602	(1,448,691)	-	-	-
Net income (loss)	(9,369,714)	(17,263,375)	6,341,558	(30,259,239)	(12,740,537)

Net income (loss) per share - Basic	(0.11)	(0.21)	0.08	(0.50)	(0.20)
Net income (loss) per share - Diluted	-	-	-	(0.50)	(0.20)

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles. POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations for approval of proposals at the Company’s annual meeting of shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, the ability to raise additional capital and the agreement by shareholders to approve proposals put forth by the Company at shareholders’ meetings. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075